Principal Variable Contracts Fund, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
April 26, 2017
Via EDGAR
Trace Rakestraw
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Variable Contracts Funds, Inc. (the “Registrant”)
File Numbers 002-35570, 811-01944
Post-Effective Amendment No. 109 to Registration Statement on Form N-1A (the “Amendment”)
Dear Mr. Rakestraw:
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment, which you communicated to Britney Schnathorst and me by telephone on April 17, 2017. The Registrant filed the Amendment with the Commission on March 1, 2017 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 111).
COMMENTS TO THE PROSPECTUS
Comments that Apply to Multiple Funds
Comment 1. In the paragraph preceding the Examples, please delete the sentence regarding fee waivers/expense reimbursements for each fund for which no waivers/reimbursements are shown in the Annual Fund Operating Fees table.
Response: The Registrant will make the requested revisions.
Comment 2. For each fund that has an expense reimbursement or waiver, please confirm that dates will be updated in the footnotes to the expense table and that such reimbursements and waivers will be in effect for no less than one year from the effective date of the registration statement. Please confirm the Registrant will make similar updates in the statutory prospectus and SAI.
Response: Confirmed.
Comment 3. Please confirm that actual (not estimated) expenses will be used in the expense table for share classes that have operating results of sufficient length, and that related footnotes will be removed.
Response: Confirmed.

Comment 4. For several funds (Diversified Balanced, Diversified Balanced Managed Volatility, Diversified Growth, Diversified Growth Managed Volatility, and Diversified Income Accounts), the Registrant removed some language that explained how each Fund selects underlying funds and their weights. If such language is still relevant, consider adding it to the strategies.
Response: The Registrant will revise the disclosure to provide additional information about how the manager selects and allocates to underlying funds.
Comment 5. Several funds (for example, the Equity Income and LargeCap Growth Accounts) define large capitalization by reference to the Russell 1000 Growth or Russell 1000 Value Indexes. Please explain the reasonableness of these capitalization ranges. Are they consistent with industry practices and classifications?
Response: The Registrant respectfully submits that each relevant fund’s definition of large capitalization using the Russell 1000 Growth or Russell 1000 Value Index capitalization range complies with the relevant SEC and Staff guidance, is reasonable, and is consistent with industry practice and classifications.
In each case where the Registrant uses an index to define market capitalization, the Registrant is following the guidance provided by the Staff in the December 4, 2001 “Frequently Asked Questions” about Rule 35d-1 (Investment Company Names). In response to Question 6, the Staff stated, in pertinent part: “As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”
According to Russell, “[t]he Russell 1000 Growth Index measures the performance of the large-cap growth segment of the US equity universe [and]…is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment.” (emphasis added). “The Russell 1000 Value Index measures the performance of the large-cap value segment of the US equity universe [and]…is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment.” (emphasis added).
Finally, the Russell 1000 Value Index and Russell 1000 Growth Index are widely used in the industry for value- and growth-oriented large cap funds for defining large capitalization companies, as the benchmark index designated by such funds, and as the standard by which the public assesses the performance of funds within that asset class.
Bond Market Index Fund
Comment 6. Consider clarifying the sentence that states the fund “actively trades” securities since this is a passively managed fund.
Response: The Registrant will make the requested revision.
Comment 7. In the Index Fund Risk, consider inserting the following between the words “by” and “changes”: “the sampling approach used by the fund whereby the fund does not invest in all of the securities of the index or in the same quantities as the index.”
Response: The Registrant will revise the risk factor to address the investment approach used by an index fund.
Comment 8. Please confirm the fund has an active trading risk.
Response: Confirmed.

Comment 9. Consider revising the range of the y-axis of the bar chart for this fund (and other funds) with a narrower range of returns.
Response: The Registrant will make the revisions for this fund and for other funds (where applicable).
Diversified Balanced Account
Comment 11. Is the diversification of the Account also designed to cushion losses in any one investment sector? If so, please disclose.
Response: Yes. The Registrant will make the requested revision for this fund and for other funds (where applicable).
Comment 12. Is the Allocation Risk applicable to this fund? If so, please disclose as a principal risk.
Response: The Registrant respectfully submits that no revision is needed because, for funds of funds, allocation risk is part of the Funds of Funds Risk. (“The Fund's selection and weighting of asset classes and allocation of investments in underlying funds may cause it to underperform other funds with a similar investment objective.”)
Comment 13. The Performance section states the “adjustments for Class 1 shares result in performance for such periods that is no higher than the historical performance of the Class 2 shares, which were first sold on December 30, 2009.” Confirm in correspondence that this statement is accurate, particularly since Class 2 shares (which have 12b-1 fees) are used as a base for Class 1 performance.
Response: Confirmed. Please note that the performance shown in the Average Annual Total Returns Table for Class 1 shares is the same as that shown for Class 2 shares for the applicable periods.
Diversified Growth Account
Comment 14. The sentence regarding allocation to underlying funds seems to be duplicative; please consider removing it.
Response: The Registrant will make the requested revision for this fund and for other funds (where applicable).
Equity Income Account
Comment 15. Please confirm that the Registrant does not count contingent convertible bonds (“CoCos”) as equity for purposes of the names rule.
Response: Confirmed.
Comment 16. The Principal Investment Strategies for the fund reference large and medium capitalization securities, while the principal risk references small and medium capitalization securities. Please reconcile.
Response: The Registrant will revise the principal risk to omit references to small-cap securities.
LargeCap S&P 500 Managed Volatility
Comment 17. The sentences about derivative instruments and index futures seem duplicative. Please consider combining these two sentences.
Response: The Registrant will make the requested revision.

Principal Capital Appreciation
Comment 18. Please consider rewording for clarity the sentence regarding investments in equity securities with value and growth characteristics (see, for example, the sentence used for the MidCap Account).
Response: The Registrant will make the requested revision.
COMMENTS TO THE SAI
Comment 19. Please provide a brief explanation of the changes made to non-fundamental investment restriction number 2, and confirm the changes were approved by the Board of Directors.
Response: The changes to non-fundamental investment restriction number 2 were disclosed in a supplement to the Registrant’s SAI dated March 18, 2016, following approval of the changes by the Registrant’s Board of Directors. The revised language refers broadly to “transactions that involve any future payment obligation, as permitted under the 1940 Act” rather than attempting to list each specific type of potential transaction.
Comment 20. In the Foreign Securities section, under Europe, please update the disclosures regarding Brexit.
Response: The Registrant will make the requested revisions.
Please call me at 515-247-5461 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,
/s/Clint Woods
Clint Woods
Vice President and Counsel, Registrant